FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

 Magic Acquires Allstates Technical Services, LLC Enterprise Operations in the US for $10 Million USD

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PRESS RELEASE

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Magic Acquires Allstates Technical Services, LLC Enterprise Operations in the US for $10 Million USD

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Acquisition to augment Magic’s IT consulting services in US

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Or Yehuda, Israel, October 8, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has entered into an agreement with KBR Inc. (NYSE: KBR) to acquire the US enterprise operations of KBR subsidiary, Allstates Technical Services, LLC, for $10 million. The acquisition is expected to be finalized by mid-November 2013, subject to the fulfillment of certain conditions defined in the acquisition agreement.

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Allstates Technical Services, LLC is a US-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel. With a 60-year history, Allstates brings a strong reputation and an experienced growth-focused management team serving some of the world’s leading telecom and technology companies.

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The Allstates acquisition broadens Magic’s existing US footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to Magic’s growth strategy. The acquisition will be managed by Magic’s US-based Fusion Solutions LLC subsidiary.

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“We’re excited about the synergies and growth opportunities provided by the Allstates acquisition,” said Yuki Tsaroya, President and CEO of Fusion Solutions LLC. “We welcome Allstates’ clients and are committed to providing them with the same great service and support to which they have grown accustomed.

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The acquisition was facilitated by Pauli Overdorff, President of Alarian Associates.

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About Magic Software Enterprises

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Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

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For more information, visit www.magicsoftware.com.

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About KBR, Inc.

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KBR is a global engineering, construction and services company supporting the energy, hydrocarbon, government services, minerals, civil infrastructure, power, industrial, and commercial markets. For more information, visit www.kbr.com.

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Press Contact:

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Amit Birk | VP M&A and General Counsel

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Magic Software Enterprises

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abirk@magicsoftware.com

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Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

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Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

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Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8th, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1. 10.1 Magic Acquires Allstates Technical Services, LLC Enterprise Operations in the US for $10 Million USD

Exhibit 10.1